UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Top Image Systems Ltd.

(Name of Issuer)

Ordinary Shares nominal value NIS 0.04 per share

(Title of Class of Securities)

M87896102

(CUSIP NUMBER)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. M87896102	SCHEDULE 13G

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Ido Schechter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP or PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 620,281 (1)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 620,281 (1)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,281 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES None
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5(1)(2)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. M87896102	SCHEDULE 13G

Item 1(a).	Name of Issuer: Top Image Systems Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2 Habarzel Street,
Ramat Hahayal,
Tel Aviv 69710, Israel

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Dr. Ido Schechter
c/o Top Image Systems Ltd.
2 Habarzel St.
Ramat Hahayal
Tel Aviv, 69710, Israel

Item 2(c).	Citizenship: Israel

Item 2(d).	Title of Class of Securities:

Ordinary Shares nominal value NIS 0.04 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

M87896102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

CUSIP No. M87896102	SCHEDULE 13G

(d)	☐	Investment Company registered under Section 8 of the Investment Company Exchange Act;

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 620,281 (1)

(b)	Percent of Class:6.5% (1)(2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 620,281 (1)

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or direct the disposition of: 620,281 (1)

(iv)	Shared power to dispose or to direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

CUSIP No. M87896102	SCHEDULE 13G

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009 (Date) Dr. Ido Schechter By:/s/ Ido Schechter ——————————————

(1)	Includes 215,206 Ordinary Shares the reporting person has the right to acquire within 60 days.

(2)	The reporting person was advised by the issuer person that as of December 31, 2008 there were 9,325,638 outstanding Ordinary Shares of the issuer.